UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On November 28, 2017, following the off-market acquisitions of 33.1% of Astellia's equity ("Astellia") (ISIN code: FR0004176535 – mnemonic: ALAST), EXFO Inc., a Canadian corporation, ("EXFO") (NASDAQ: EXFO, TSX: EXF) launched today an all-cash voluntary public tender offer to acquire all of the outstanding shares of Astellia. This offer will be proposed at a price of 10 euros per Astellia share, the same amount that was paid by EXFO for the off-market acquisitions. The price of 10 euros per share represents a 44.7% premium over the unaffected closing share price of Astellia on August 30, 2017, the day before the intention of EXFO to acquire Astellia was announced, and a 56.7% premium over the volume-weighted average share price over the last 12 months before this date. This report on Form 6-K sets forth the press release issued on November 28, 2017 relating to EXFO's announcement and certain information relating to the transaction being filed in Canada.

This press release contains information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: November 28, 2017

EXFO announces the filing of a voluntary tender offer for Astellia's shares
•	EXFO, which holds 33.1% of Astellia's equity, filed a voluntary public tender offer for the company's remaining equity.
•	The offer will be proposed at a price of 10 euros per Astellia share.
•	The independent expert confirmed the fairness of the offer.
•	Astellia's Board of Directors recommended the offer and considered that the offer is in the interests of the company, its shareholders and its employees.

RENNES, FRANCE; QUEBEC CITY, CANADA, November 28, 2017 – Following the off-market acquisitions of 33.1% of Astellia's equity ("Astellia") (ISIN code: FR0004176535 – mnemonic: ALAST), EXFO Inc. ("EXFO") (NASDAQ: EXFO, TSX: EXF) launched today an all-cash voluntary public tender offer to acquire all of the outstanding shares of Astellia.

This offer will be proposed at a price of 10 euros per Astellia share, the same amount that was paid by EXFO for the off-market acquisitions. The price of 10 euros per share represents a 44.7% premium over the unaffected closing share price of Astellia on August 30, 2017, the day before the intention of EXFO to acquire Astellia was announced, and a 56.7% premium over the volume-weighted average share price over the last 12 months before this date.

The full draft offer document will be available in French on the Autorité des marchés financiers (AMF) (www.amf-france.org) and on the EXFO (http://www.exfo.com/fr/bibliotheque/
documents-proceduraux-juridiques/astellia/projet-de-note-information) websites.

The report provided by Associés en Finance, appointed by Astellia as an independent expert, confirmed the fairness of the offer's financial terms. On the basis of such report, the Board of Directors of Astellia unanimously considered that the public tender offer is the interests of the company, its shareholders and its employees and therefore recommended that Astellia's shareholders tender their shares to the offer.

Astellia has also filed today with the AMF a draft document in response to the tender offer launched by EXFO, which contains in particular the independent expert report and the recommendation of Astellia's Board of Directors.

The full draft response document will be available in French on the websites of the AMF (www.amf-france.org) and of Astellia (www.astellia.com).

In accordance with applicable regulations to foreign investments in France, EXFO obtained, on November 27, 2017, the prior authorisation of the French Ministry of Economy for the implementation of the offer.

The offer and both draft documents remain subject to the review of the AMF.

About Astellia
Astellia is a leading provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenues. Its vendor-independent, real-time monitoring and troubleshooting solution optimizes networks end-to-end, from radio to core. Astellia's unique blend of products and services provides automated optimization, actionable geolocated insights and big-data analytics to Network Operations, Service Operations Center, Customer Care and Marketing teams. Astellia has close partnerships with more than 120 telecom operators. Based in France, Astellia has significant operations in Spain and a strong presence in Canada, Lebanon, Morocco and South Africa.

About EXFO
EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For information
Vance Oliver Director, Investor Relations, EXFO (418) 683-0913, ext. 23733 vance.oliver@exfo.com

Christian Queffelec
President of Astellia
Tel.: +33 299 048 060
bourse@astellia.com